Exhibit 99.1

BitFuFu Announces October 2026 Bitcoin Production and Operational Updates

SINGAPORE, November 6, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for October 2026.

“October reflected the continued stability of our operating platform and our ongoing focus on improving operational efficiency. While the increase in network difficulty weighed on overall Bitcoin production, our hashrate under management and cloud mining operations remained steady. At the same time, we continued to grow our Bitcoin holdings, reflecting our continued accumulation strategy of Bitcoin” said Leo Lu, Chairman and CEO of BitFuFu. “Looking ahead, we will continue to focus on optimizing our mining performance, maintaining stable service delivery across our global operations, pursuing sustainable growth, and strengthening our asset base.”

October 2026 Highlights (as of October 31, 2026)

	October 2026	September 2026
Bitcoin Held	1,454 BTC	1,388 BTC
Bitcoin Production	137 BTC	167 BTC
Daily Bitcoin Production	4.4 BTC	5.6 BTC
Self-Mining Production	67 BTC	98 BTC
Cloud Mining Production	70 BTC	69 BTC
Hashrate	19.5 EH/s	19.4 EH/s
Self-Owned Hashrate	3.7 EH/s	3.8 EH/s
Hashrate from Third-Party Suppliers and Hosting Customers	15.8 EH/s	15.6 EH/s
Average Fleet Efficiency	16.3 J/TH	16.7 J/TH
Power Capacity	317 MW	324 MW

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,454 BTC, representing a 4.8% month-over-month increase from 1,388 BTC in September.

●	Bitcoin Production: 137 BTC (including 70 BTC from cloud mining and 67 BTC from self-mining), representing a month-over-month decrease. The decrease primarily reflected the significant increase in Bitcoin network difficulty, which rose approximately 11.8% during October, from 132.76T1 at the beginning of the month to 148.36T1 at month-end.

[1]	The data source included in this press release contains information obtained from publicly available Bitcoin blockchain data provided by Blockchain.com, including data available through its Network Difficulty page, accessed in November 2026. Neither the Company nor any other party has independently verified such information.

BitFuFu Announces October 2026 Bitcoin Production and Operational Updates

Hashrate Overview:

●	Total Hashrate Under Management: 19.5 EH/s, remaining broadly stable compared with 19.4 EH/s in September.

○	Self-Owned Hashrate: 3.7 EH/s.

○	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 15.8 EH/s.

●	Average Fleet Efficiency: 16.3 J/TH, improving from 16.7 J/TH in September, reflecting continued improvements in the overall efficiency of the Company's mining fleet.

Power and Infrastructure:

●	Total Power Capacity Under Management: 317 MW.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com

[2]	Hashrate may be used for both self-mining and cloud mining.